SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

07 July 2008

BT Group plc

(Translation of registrant's name into English)

BT Centre
81 Newgate Street
London
EC1A 7AJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X...       Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....      No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Enclosure 1. Transaction in Own Shares dated 20 June 2008
Enclosure 2. Transaction in Own Shares dated 23 June 2008
Enclosure 3. Transaction in Own Shares dated 24 June 2008
Enclosure 4. Transaction in Own Shares dated 24 June 2008
Enclosure 5. Transaction in Own Shares dated 25 June 2008
Enclosure 6. Acquisition dated 26 June 2008
Enclosure 7. Transaction in Own Shares dated 26 June 2008
Enclosure 8. Transaction in Own Shares dated 27 June 2008
Enclosure 9. Transaction in Own Shares dated 27 June 2008
Enclosure10. Director/PDMR Shareholding dated 30 June 2008
Enclosure 11. Transaction in Own Shares dated 30 June 2008
Enclosure 12. Transaction in Own Shares dated 30 June 2008
Enclosure 13. Total Voting Rights dated 30 June 2008
Enclosure 14. Director/PDMR Shareholding dated 30 June 2008
Enclosure 15. Transaction in Own Shares dated 01 July 2008
Enclosure 16. Transaction in Own Shares dated 01 July 2008
Enclosure 17. Transaction in Own Shares dated 01 July 2008
Enclosure 18. Transaction in Own Shares dated 01 July 2008
Enclosure 19. Transaction in Own Shares dated 02 July 2008
Enclosure 20. Transaction in Own Shares dated 03 July 2008
Enclosure 21. Transaction in Own Shares dated 04 July 2008

Enclosure 1

Friday 20 June 2008

BT GROUP PLC

TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today purchased through JPMorgan Cazenove Limited 3,350,000 ordinary shares at a price of 204.74 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights. Following the above purchase, BT Group plc holds
455,673,594 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 7,695,553,435.

The above figure (7,695,553,435) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

= ends =

Enclosure 2

Monday 23 June 2008

BT GROUP PLC

TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today purchased through JPMorgan Cazenove Limited 2,500,000 ordinary shares at a price of 204.18 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights. Following the above purchase, BT Group plc holds
458,173,594 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 7,693,053,435.

The above figure (7,693,053,435) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

= ends =

Enclosure 3

Tuesday 24 June 2008

BT GROUP PLC

TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today transferred in connection with its employee share plans 234,861 ordinary shares at a minimum price of 146 pence per share and a maximum price of
154

pence per share. The transferred shares were all formerly held as treasury shares.

BT Group plc's capital consists of
8,151,227,029
ordinary shares with voting rights. Following the above transfer, BT Group plc holds 457,938,733 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 7,693,288,296.

The above figure (7,693,288,296) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

= ends =

Enclosure 4

Tuesday 24 June 2008

BT GROUP PLC

TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today purchased through JPMorgan Cazenove Limited 1,500,000 ordinary shares at a price of 203.70 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights. Following the above purchase, BT Group plc holds
459,438,733 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 7,691,788,296.

The above figure (7,691,788,296) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

= ends =

Enclosure 5

Wednesday 25 June 2008

BT GROUP PLC

TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today purchased through JPMorgan Cazenove Limited 2,000,000 ordinary shares at a price of 204.87 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights. Following the above purchase, BT Group plc holds
461,438,733 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 7,689,788,296.

The above figure (7,689,788,296) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

= ends =

Enclosure 6

June 26, 2008

BT TO ACQUIRE German IT services specialistS

stemmer gmbh AND snd gmbh

BT announced today
that it agreed to acquire
Stemmer GmbH ("Stemmer") and SND GmbH ("SND"), both German companies constituting the enterprise IT services segment of net AG, listed on the
Prime Standard of the Frankfurt Stock E
xchange.
The
acquisitions will strengthen BT's skills and capabilities in the German market, in line with BT's strategy to offer networked IT services to its corporate customers in Germany and globally.

Stemmer and SND are headquartered in Olching near Munich. The companies provide their customers with a range of IT services including
Unified Communications,
IP

T
elephony
,
Network Integration, IT Security, Storage and B
ackup
 Solutions
,
Datacenter Services and Video Surveillance.

François Barrault, CEO of BT Global Services, said: "This acquisition will add complementary skills and capabilities to our existing portfolio. Stemmer and SND have an excellent reputation in the IT services area. This transaction will complement BT's strengths in the German market and we will be able to offer our customers an even broader portfolio of end-to-end networked IT services."

Günther Haag, CEO of Stemmer and SND, said: "We are delighted to join BT. This is great news for our customers, who will continue to receive the same high-quality service that they are accustomed to and who will now have access to BT's extensive portfolio of products and services. This is also a great opportunity for our employees as we are joining a leading German provider for global network and IT services."

The completion of the acquisition is subject to obtaining
regulatory clearance.
As at the
last audited balance sheet on 30

September 2007
, the
 combined

gross assets of
Stemmer and SND were €9.7
 million.

About BT

BT is one of the world's leading providers of communications solutions and services operating in 170 countries. Its principal activities include the provision of networked IT services globally; local, national and international telecommunications services to our customers for use at home, at work and on the move; broadband and internet products and services and converged fixed/mobile products and services. BT consists principally of four lines of business: BT Global Services, Openreach, BT Retail and BT Wholesale.

In the year ended 31 March 2008, BT Group plc's revenue was £20,704 million with profit before taxation and specific items of £2,506 million.

British Telecommunications plc (BT) is a wholly-owned subsidiary of BT Group and encompasses virtually all businesses and assets of the BT Group. BT Group plc is listed on stock exchanges in London and New York.

For more information, visit
www.bt.com/aboutbt

About Stemmer GmbH and SND GmbH

For more than 30 years Stemmer has been servicing customers from several sectors such as industry, education and public services in the fields of IP-Communication, Data Centre, Business Software and Physical Security. Many of Stemmer's customers are market leaders and pioneers in their business sectors. Our high-end system house with its domicile in Olching near Munich is entrenched in the whole "DACH region" (Germany [D], Austria [A], Switzerland [CH]) due to its nine subsidiaries throughout this area. The basis of our success is the highest degree of availability, flexibility and consistency. As one of the technologically leading system integrators Stemmer assists its customers in achieving their objectives by means of its reliability and anticipatory action. According to a study of the renowned US market research company Meta Group, Stemmer is ranking at the second place among all IT-security service providers in Germany in terms of customer satisfaction. Nearly all important partner companies grant the highest partner-status to Stemmer. Therefore, Stemmer is for example "Star-Partner" of NetApp, "Gold-Partner" of Microsoft as well as "Gold-Partner" of Cisco Systems.

SND is a medium-sized IT-expert with its own product development, manufacturing and excellent connections to many leading manufacturers. We are partner of many carriers, service providers, data centers, large- and medium-sized customers due to our information- and communication-systems solutions. With highly motivated employees, a lot of ambition and determination SND has established itself in the market as an ISO 9001:2000 certified solutions provider.

About net AG
net AG is a company within the IT-Industry consisting of two strong business segments. In its first segment "IT-Solutions" net AG is positioned as a high-end system and solution provider. Here the focus lies on the conception, realization and support of major international IT-projects in the fields of IP-Communication, Data-Center, Business Software and Physical Security. Furthermore, net AG disposes of a consulting unit that is specialized in the optimization of management and business processes and which often sets the organizational conditions for an improvement of the IT-structures with the results of its consulting projects. In its second segment "Publishing" net AG focuses on the distribution of software solutions. Here net AG offers to software companies a broad solution portfolio that contains the topics of marketing, online distribution, brand management, customer service, distribution & field service as well as production & logistics.
net AG - founded in 1997 - is acting at 21 sites in 10 countries worldwide through own subsidiaries and agents as well as indirectly through cooperations or retailers. The headquarter is located in Koblenz. The consolidated sales in the financial year 2006/07 amounted to approximately 51m Euro. The fiscal year of net AG ends on September 30 th
 each year.

Enclosure 7

Thursday 26 June 2008

BT GROUP PLC

TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today purchased through JPMorgan Cazenove Limited 2,000,000 ordinary shares at a price of 203.07 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights. Following the above purchase, BT Group plc holds
463,438,733 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 7,687,788,296.

The above figure (7,687,788,296) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

= ends =

Enclosure 8

Friday
27
 June 2008

BT GROUP PLC

TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today transferred in connection with its employee share plans 29,718 ordinary shares at a price of
228.5
 pence per share. The transferred shares were all formerly held as treasury shares.

BT Group plc's capital consists of
8,151,227,029
ordinary shares with voting rights. Following the above transfer, BT Group plc holds 463,409,015 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 7,693,818,014.

The above figure (7,693,
818
,
014
) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

= ends =

Enclosure 9

Friday
27 June 2008

BT GROUP PLC

TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today purchased through JPMorgan Cazenove Limited 2,100,000 ordinary shares at a price of 199.1826 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights. Following the above purchase, BT Group plc holds
465,509,
015
 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 7,685,718,
014
.

The above figure (7,685,718,
014
) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

= ends =

Enclosure 10

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an
 issuer
 to make a
RIS
 notification required by
DR
 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the
issuer
BT GROUP PLC
2. State whether the notification relates to (i) a transaction notified in accordance with
DR
 3.1.4R(1)(a); or
(ii)
DR
 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)
(III) BOTH (I) AND (II)
3.
Name of
person discharging managerial responsibilities
/
director
CARL SYMON
4. State whether notification relates to a
person
 connected with a
person discharging managerial responsibilities
/
director
 named in 3 and identify the
connected person
CARL SYMON
5. Indicate whether the notification is in respect of a holding of the person
 referred to in 3 or 4 above or in respect of a non-beneficial interest
THE P
URCHASE OF
4
,
987

ORDINARY
SHARES BY
CARL SYMON

6. Description of
shares
 (including
class
), debentures or derivatives or financial instruments relating to shares
ORDINARY SHARES IN BT GROUP PLC OF 5P EACH
7. Name of registered shareholders(s) and, if more than one, the number of shares
 held by each of them
CARL SYMON
8 State the nature of the transaction
SHARE PURCHASE
9. Number of
shares
, debentures or financial instruments relating to
shares
 acquired
PURCHASE OF 4,987 ORDINARY
SHARES
1
0. Percentage of issued
class
 acquired (
treasury shares
 of that
class
 should not be taken into account when calculating percentage)
N/A
11. Number of
shares
, debentures or financial instruments relating to
shares
 disposed
12. Percentage of issued
class
 disposed (
treasury shares
 of that
class
 should not be taken into account when calculating percentage)

N/A
13. Price per
 share
 or value of transaction
£
1
.
99
14. Date and place of transaction
30
 JUNE
200
8
 - UK
15. Total holding following notification and total percentage holding following notification (any treasury shares
 should not be taken into account when calculating percentage)
CARL SYMON
PERSONAL HOLDING: SHARES -
20,056

1
6. Date issuer informed of transaction
s
30

JUNE

200
8
i
f a
person discharging managerial responsibilities
 has been granted options by the
issuer
 complete the following boxes

17 Date of grant
18. Period during which or date on which it can be exercised
19. Total amount paid (if any) for grant of the option
N/A………………………
20. Description of
shares
 or debentures involved (
class
 and number)
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
22. Total number of
shares
 or debentures over which options held following notification
23. Any additional information
N/A

24. Name of contact and telephone number for queries
GRAEME WHEATLEY
 - 020 7356
6372
Name and signature of duly authorised officer of
issuer
 responsible for making notification
GRAEME WHEATLEY
Date of notification
30
 JUNE
200

END

Enclosure 11
Monday

 June 2008

BT GROUP PLC

TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today transferred in connection with its employee share plans
117,086
 ordinary shares at a price of
198.4
 pence per share. The transferred shares were all formerly held as treasury shares.

BT Group plc's capital consists of
8,151,227,029
ordinary shares with voting rights. Following the above transfer, BT Group plc holds 465,391,929 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 7,695,835,100

The above figure (7,685,835,014) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

= ends =

Enclosure 12

Monday 30 June 2008

BT GROUP PLC

TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today purchased through JPMorgan Cazenove Limited 2,000,000 ordinary shares at a price of 198.29 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights. Following the above purchase, BT Group plc holds
467,391,929 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 7,683,835,100.

The above figure (7,683,835,100) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

= ends =

Enclosure 13

Monday 30 June 2008

BT GROUP PLC

TOTAL VOTING RIGHTS - MONTH-END DISCLOSURE

BT Group plc confirms that on 30 June 2008, its capital consisted of 8,151,227,029 ordinary shares with voting rights. On that date, BT Group plc held 467,391,929 ordinary shares as treasury shares and therefore, the total number of voting rights in BT Group plc on that date was 7,683,835,100.
The above figure (7,683,835,100) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

-: Ends :-

Enclosure 14

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an
 issuer
 to make a
RIS
 notification required by
DR
 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the
issuer
BT GROUP PLC
2. State whether the notification relates to (i) a transaction notified in accordance with
DR
 3.1.4R(1)(a); or
(ii)
DR
 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)
(III) BOTH (I) AND (II)
3.
Name of
person discharging managerial responsibilities
/
director
BEN VERWAAYEN
FRANCOIS BARRAULT
SALLY DAVIS
HANIF LALANI
IAN LIVINGSTON
ROEL LOUWHOFF
AL-NOOR RAMJI
GAVIN PATTERSON
4. State whether notification relates to a
person
 connected with a
person discharging managerial responsibilities
/
director
 named in 3 and identify the
connected person
ILFORD TRUSTEES (JERSEY) LIMITED
5. Indicate whether the notification is in respect of a holding of the person
 referred to in 3 or 4 above or in respect of a non-beneficial interest
GRANT
OF AWARDS UNDER THE
INCENTIVE SHARE PLAN
 AND DEFERRED BONUS PLAN
VESTING OF AWARDS UNDER THE DEFERRED BONUS PLAN TO BEN VERWAAYEN
LAPSE OF AWARDS UNDER THE INCENTIVE SHARE PLAN TO BEN VERWAAYEN
VESTING OF AN AWARD UNDER THE RETENTION SHARE PLAN TO ROEL LOUWHOFF
6. Description of
shares
 (including
class
), debentures or derivatives or financial instruments relating to shares
ORDINARY SHARES IN BT GROUP PLC OF 5P EACH
7. Name of registered shareholders(s) and, if more than one, the number of shares
 held by each of them
ILFORD TRUSTEES (JERSEY) LIMITED
8 State the nature of the transaction
GRANT OF AWARDS UNDER THE INCENTIVE SHARE PLAN AND DEFERRED BONUS PLAN
VESTING OF AWARDS UNDER THE DEFERRED BONUS PLAN TO BEN VERWAAYEN
LAPSE OF AWARDS UNDER THE INCENTIVE SHARE PLAN TO BEN VERWAAYEN
VESTING OF AN AWARD UNDER THE RETENTION SHARE PLAN TO ROEL LOUWHOFF
9. Number of
shares
, debentures or financial instruments relating to
shares
 acquired
BEN VERWAAYEN
SHARES AWARD
ED
 UNDER THE DEFERRED BONUS PLAN -
755,783
SHARES
VESTING
UNDER THE
DEFERRED BONUS
PLAN
 -
 1,976,366

FRANCOIS BARRAULT
SHARES AWARD
ED
 UNDER THE INCENTIVE SHARE PLAN -
757,486
SHARES AWARD
ED
 UNDER THE DEFERRED BONUS PLAN -
158,559

SALLY DAVIS
SHARES AWARD
ED
 UNDER THE INCENTIVE SHARE PLAN -
197,044
SHARES AWARD
ED
 UNDER THE DEFERRED BONUS PLAN -
93,233

HANIF LALANI
SHARES AWARD
ED
 UNDER THE INCENTIVE SHARE PLAN -
720,773
SHARES AWARD
ED
 UNDER THE DEFERRED BONUS PLAN - 138,
517

IAN LIVINGSTON
SHARES AWARD
ED
 UNDER THE INCENTIVE SHARE PLAN -
1,256,157
SHARES AWARD
ED
 UNDER THE DEFERRED BONUS PLAN -
198,896

ROEL LOUWHOFF
SHARES AWARD
ED
 UNDER THE INCENTIVE SHARE PLAN -
246,305
SHARES AWARD
ED
 UNDER THE DEFERRED BONUS PLAN -
132,222
SHARES VESTING UNDER THE RETENTION SHARE PLAN -
78,817

AL-NOOR RAMJI
SHARES AWARD
ED
 UNDER THE INCENTIVE SHARE PLAN -
206,896
SHARES AWARD
ED
 UNDER THE DEFERRED BONUS PLAN -
99,162

GAVIN PATTERSON
SHARES AWARD
ED
 UNDER THE INCENTIVE SHARE PLAN -
615,763
SHARES AWARD
ED
 UNDER THE DEFERRED BONUS PLAN -
81,166
1
0. Percentage of issued
class
 acquired (
treasury shares
 of that
class
 should not be taken into account when calculating percentage)
N/A
11. Number of
shares
, debentures or financial instruments relating to
shares
 disposed
BEN VERWAAYEN
SHARES SOLD
TO COVER TAX DUE
ON
DBP
 VESTING
 -
799,608
SHARES LAPSED UNDER THE INCENTIVE SHARE PLAN - 859,188
12. Percentage of issued
class
 disposed (
treasury shares
 of that
class
 should not be taken into account when calculating percentage)

N/A
13. Price per
 share
 or value of transaction
ISP

and DBP grant
 price: £
2
.
03
DBP and RSP vesting price:
£1.984
14. Date and place of transaction
GRANT - 25 JUNE

200
8

-

UK
VESTING AND SALES - 30 JUNE 2008 - UK
15. Total holding following notification and total percentage holding following notification (any treasury shares
 should not be taken into account when calculating percentage)
BEN VERWAAYEN
PERSONAL HOLDING
:
SHARES
 -
4
,
187
,
953

FRANCOIS BARRAULT
PERSONAL HOLDING
:
SHARES
 -
4
66
,
929
BT GROUP DEFERRED BONUS PLAN: SHARES
 -
381
,
875
BT GROUP INCENTIVE SHARE PLAN:

SHARES
 -
1,214,496
BT GROUP RETENTION SHARE PLAN: SHARES
 -
16
9
,
851
BT GROUP GLOBAL SHARE OPTION PLAN: OPTIONS OVER
362,500
SHARES
BT GROUP INTERNATIONAL EMPLOYEE S
HARESAVE SCHEME
: OPTION OVER 3606 SHARES

SALLY DAVIS
PERSONAL HOLDING
:
SHARES

-

96
,
294
BT GROUP DEFERRED BONUS PLAN: SHARES
 -
238
,
980
BT GROUP INCENTIVE SHARE PLAN: SHARES
 -

371
,
003
BT GROUP GLOBAL SHARE OPTION PLAN: OPTIONS OVER
343
,
732
 SHARES
BT GROUP EMPLOYEE SHARESAVE SCHEME: AN OPTION OVER
11,198 SH
ARES.

HANIF LALANI
PERSONAL HOLDING:
SHARES

-

111,297
BT GROUP DEFERRED BONUS PLAN: SHARES
 -
397
,
065
BT GROUP INCENTIVE SHARE PLAN: SHARES

-

1,137,785
BT GROUP GLOBAL SHARE OPTION PLAN: OPTIONS OVER
195
,
889
 SHARES
BT GROUP EMPLOYEE SHARESAVE SCHEME: AN OPTION OVER
8
,
994
 SHARES.

IAN LIVINGSTON
PERSONAL HOLDING
:
S
HARES
 -
568
,
496
BT GROUP DEFERRED BONUS PLAN: SHARES
 -

524
,
31
6
BT GROUP INCENTIVE SHARE PLAN: SHARES
 -

1,851,309
BT GROUP EMPLOYEE SHARESAVE SCHEME: OPTION OVER
6
,
250

SHARES.

ROEL LOUWHOFF
PERSONAL HOLDING
:
S
HARES -
103,541
BT GROUP DEFERRED BONUS PLAN: SHARES
 - 258,368
BT GROUP INCENTIVE SHARE PLAN: SHARES
 - 631,812
BT GROUP RETENTION SHARE PLAN: SHARES
-

133,976

GAVIN PATTERSON
PERSONAL HOLDING
: SHARES
 -
234,058
BT GROUP DEFERRED BONUS PLAN: SHARES
  -
239
,
400
BT GROUP INCENTIVE SHARE PLAN: SHARES
 -
879
,
377
BT GROUP GLOBAL SHARE OPTION PLAN: OPTIONS OVER
98
,
178
 SHARES
BT GROUP EMPLOYEE SHARESAVE SCHEME: AN OPTION OVER
11,198
SHARES.

AL-NOOR RAMJI
PERSONAL HOLDING
:
S
HARES - 292,971
BT GROUP DEFERRED BONUS PLAN: SHARES
 - 267,653
BT GROUP INCENTIVE SHARE PLAN: SHARES
 - 1,040,869
BT GROUP RETENTION SHARE PLAN: SHARES - 131,297

1
6. Date issuer informed of transaction
s
30

JUNE 2008
If a
person discharging managerial responsibilities
 has been granted options by the
issuer
 complete the following boxes

17 Date of grant
N/A…………………
18. Period during which or date on which it can be exercised
N/A………………………
19. Total amount paid (if any) for grant of the option
N/A………………………
20. Description of
shares
 or debentures involved (
class
 and number)
N/A………………………
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
N/A………………………
22. Total number of
shares
 or debentures over which options held following notification
N/A……………………
23. Any additional information
N/A

24. Name of contact and telephone number for queries
GRAEME WHEATLEY
 - 020 7356
6372
Name and signature of duly authorised officer of
issuer
 responsible for making notification
GRAEME WHEATLEY
Date of notification
30

JUNE

8
END

Enclosure 15

1 July 2008

BT Group plc

Transactions in Own Shares

BT Group plc (the "Company") announces that it has instructed commencement of a non-discretionary programme to purchase ordinary shares, to be held as treasury shares, during its close period.

The buy back programme will be managed by Credit Suisse Securities (Europe)
 Limited
, who are an independent third party that the Company has duly authorised to make trading decisions independently of, and uninfluenced by, the Company.

Any purchases will be effected within certain pre-set parameters, and in accordance with both the Company's general authority to repurchase shares and Chapter 12 of the Listing Rules which requires that the maximum price paid be limited to no more than 5 per cent above the average market value for the shares as derived from the
London Stock Exchange Daily Official List for the five business days immediately prior to such purchase.

=ends=

Enclosure 16
Tuesday 1 July 2008

BT GROUP PLC

TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today transferred in connection with its employee share plans 148,308 ordinary shares at a minimum price of 146 pence per share and a maximum price of
199.5

pence per share. The transferred shares were all formerly held as treasury shares.

BT Group plc's capital consists of
8,151,227,029
ordinary shares with voting rights. Following the above transfer, BT Group plc holds 467,243,621 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 7,683,983,408.

The above figure (7,683,983,408) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

= ends =

Enclosure 17
Tuesday 1 July
 2008

BT GROUP PLC

TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has
yesterday
 transferred in connection with its employee share plans
1,946,366
 ordinary shares at a price of
198.4
 pence per share. The transferred shares were all formerly held as treasury shares.

BT Group plc's capital consists of
8,151,227,029
ordinary shares with voting rights. Following the above transfer, BT Group plc holds 465,297,255 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 7,685,929,774

The above figure (7,685,929,774) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

= ends =

Enclosure 18

Tuesday 1 July 2008

BT GROUP PLC

TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today purchased through Credit Suisse Securities (
Europe
) Limited 1,200,000 ordinary shares at a price of 200.90 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights. Following the above purchase, BT Group plc holds
466,497,255 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 7,684,729,774.

The above figure (7,684,729,774) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

= ends =

Enclosure 19

Wednesday 2
July 2008

BT GROUP PLC

TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today purchased through Credit Suisse Securities (
Europe
) Limited 1,250,000 ordinary shares at a price of 208.10
 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights. Following the above purchase, BT Group plc holds
467,747,255 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 7,683,479,774.

The above figure (7,683,479,774) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

= ends =

Enclosure 20

Thursday 3 July 2008

BT GROUP PLC

TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today purchased through Credit Suisse Securities (
Europe
) Limited 1,250,000 ordinary shares at a price of 208.00 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights. Following the above purchase, BT Group plc holds
468,997,255 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 7,682,229,774.

The above figure (7,682,229,774) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

= ends =

Enclosure 21

Friday 4 July 2008

BT GROUP PLC

TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today purchased through Credit Suisse Securities (
Europe
) Limited 1,100,000 ordinary shares at a price of 207.80 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights. Following the above purchase, BT Group plc holds
470,097,255 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 7,681,129,774.

The above figure (7,681,129,774) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group PLC
(Registrant)

By: /s/ Patricia Day
--------------------
Patricia Day, Assistant Secretary.

Date  07 July 2008